Exhibit 1

MEDIA RELEASE

Westpac and Virgin Money Agree Credit Card Deal

3 April 2008 - Virgin Money and Westpac Banking Corporation have agreed a deal on the Virgin credit card. Westpac will retain the credit card portfolio and has been granted an exclusive brand licence by Virgin until June 2009. Westpac will pay Virgin Money $39 million over 14 months. Virgin Money has agreed not to re-enter the credit or debit card market over the duration of the new agreement.

Virgin Money shook up the Australian financial services market in 2003 when it launched its first financial service product the low rate, no annual fee credit card with Westpac.

The agreement with Westpac was a five year agreement due to end in May 2008. The end of the contract gave both parties the opportunity to review the structure of the business. Westpac retaining the portfolio was agreed as the best option, with Westpac being able to provide ongoing excellence in customer service to Virgin credit card customers and minimal disruption to their credit facilities.

Virgin Money chose Westpac as its credit card issuer in 2003 as it was a leading supplier of credit cards and had the ability to provide the high standard of customer service required for the Virgin credit card.

This new agreement allows Westpac to continue to manage the customer base and ensures that there are no interruptions to the credit card service.

The Virgin Credit Card will continue to operate normally for customers. During the extended licensing period no new Virgin Credit Cards will be issued and Westpac will issue customers with a competitive replacement offer.

Virgin Money will continue to focus on building its own portfolio of financial service products which includes Virgin Money Super and Virgin Money Home Loans. Virgin Money continues to investigate opportunities in financial services.

“We are pleased to have come to an agreement with Westpac on what has been a very successful product,” said David Wakeley, CEO, Virgin Money. “The Virgin Credit Card established Virgin Money as a key player in the financial services market and created a great platform for Virgin Money to launch further financial products from. We believe the transaction ensures that customers will continue to receive the benefits of a great value credit card with very little disruption to their service.”

Virgin Money’s ambition for financial services continues to provide customers great value for money products and services, innovation and great customer service.

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About Virgin Money: Virgin Money is the financial services arm of Sir Richard Branson’s Virgin Group. With businesses in UK, South Africa, Unites States and Australia we are fast becoming a recognized brand in the financial services sector. Virgin Money launch in Australia in May 2003 to do one thing - shake up the financial services industry. That has been achieved with award-winning products spanning credit cards, home loans and superannuation. Virgin Money products are simple, great value and transparent, and we’re backed up by our world-famous Virgin customer service. There’s no funny stuff, just money stuff. www.virginmoney.com.au

About Virgin Group: Virgin, a leading branded venture capital organisation, is one of the world’s most recognised and respected brands. Conceived in 1970 by Sir Richard Branson, the Virgin Group has gone on to grow very successful businesses in sectors ranging from mobile telephony, to transportation, travel, financial services, leisure, music, holidays, publishing and retailing. Virgin has created more than 200 branded companies worldwide, employing approximately 50,000 people, in 29 countries. Revenues around the world in 2006 exceeded £10 billion (approx. US$20 billion).

Media info:
Michelle Zahra | PR Manager, Virgin Money	Danielle Keighery | PR Director, Virgin Mgmt
0412 375 101 | 02 8249 8029	0400 223 136
michelle.zahra@virginmoney.com.au	danielle.keighery@virgin.com

David Lording | Westpac Media Relations
0419 683 411 | 02 8253 3510
dlording@westpac.com.au